Exhibit 99.9

Collins Barrow Toronto LLP
Collins Barrow Place
11 King Street West
Suite 700, Box 27
Toronto, Ontario
M5H 4C7 Canada

T. 416.480.0160
F. 416.480.2646

www.collinsbarrow.com

Consent of Independent Auditor

We hereby consent to the inclusion in Concordia Healthcare Corp.’s (the “Company”) Annual Report on Form 40-F for the year ended December 31, 2015 of our report dated March 19, 2015 (except for the reclassification described in Note 25 for which the date is March 23, 2016), relating to the consolidated financial statements of the Company, including consolidated balance sheet as at December 31, 2014 the related Consolidated Statements of Income and Comprehensive Income, the related Consolidated Statement of Changes in Equity and the related Consolidated Statement of Cash Flows for the year then ended, and the related Notes thereto, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also consent to the incorporation by reference in the Company’s registration statement on Form S-8 (File No. 333-209498) and Form F-10 (File No. 333-205596) of our report dated March 19, 2015 (except for the reclassification described in Note 25 for which the date is March 23, 2016) referred to above.

Chartered Professional Accountants

Licensed Public Accountants

March 23, 2016

Toronto, Ontario

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